FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 14, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom
IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu
Márton Teremi	IR manager	+36-1-457-6229	teremi.marton@telekom.hu

Magyar Telekom files to deregister its securities in the United States

Budapest — November 14, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that today it will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form 15F to terminate registration of its shares and American Depositary Shares (“ADSs”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As previously announced, Magyar Telekom Plc. (the “Company”) delisted its ADSs from the New York Stock Exchange effective November 12, 2010. As also announced previously, the Company intends to deregister its shares and ADSs and terminate its reporting obligations under Exchange Act, and today, the Company will file with the SEC a Form 15F for this purpose. The Company expects the deregistration to become effective on February 12, 2012, 90 days after the filing of the Form 15F. The main purpose of the deregistration is to reduce complexity in financial reporting and administrative costs.

The Company remains committed to serving its investor base in the United States, as well as to comply with the highest standards of corporate governance and to provide transparent financial reporting. The Company will maintain its American Depositary Receipt program on a Level I basis.

The Company will maintain its primary listing on the Budapest Stock Exchange and will continue to make English translations of its annual reports, financial statements and investor releases available on its website at www.telekom.hu.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: November 14, 2011